CANWEST MEDIA INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007
(UNAUDITED)

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020
January 13, 2009

To the Board of Directors of Canwest Media Inc.

In accordance with our engagement letter dated August 16, 2008, we have reviewed the accompanying interim consolidated balance sheet of Canwest Media Inc. (the “Company”) as at November 30, 2008 and the related interim consolidated statements of earnings (loss), comprehensive income (loss), retained earnings and cash flows for the three month periods ended November 30, 2008 and 2007 (the interim financial statements).  These interim financial statements are the responsibility of the Company’s management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor and with standards of the Public Company Accounting Oversight Board (United States).  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion.  An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

The accompanying balance sheet as at August 31, 2008 is a reproduction of the balance sheet from the complete financial statements of the Company, as at August 31, 2008 and for the year then ended, on which we expressed an opinion without reservation in our report dated November 28, 2008. The fair reproduction of the complete balance sheet is the responsibility of management. Our responsibility is to report on the reproduction of the balance sheet. In our opinion, the accompanying balance sheet as at August 31, 2008 is appropriately reproduced.

This report is solely for the use of the Board of Directors of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose.  Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties.  We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Chartered Accountants

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended
	November 30,	November 30,
	2008	2007 (Revised note 8)
Revenue	886,107	867,351
Operating expenses	448,879	417,416
Selling, general and administrative expenses	218,380	215,084
Restructuring expenses (note 5)	14,775	11,645
	204,073	223,206
Amortization of intangibles	2,177	2,431
Amortization of property and equipment	26,321	24,731
Other amortization	148	222
Operating income	175,427	195,822
Interest expense	(80,236)	(82,259)
Accretion of long-term liabilities	(28,233)	(23,881)
Interest income	765	16,367
Interest rate and foreign currency swap gains (losses)	26,483	(27,759)
Foreign exchange gains (losses)	(67,485)	6,087
Investment gains, losses and write-downs	(744)	(61)
	25,977	84,316
Provision for income taxes (note 6)	39,240	35,202
Earnings (loss) before the following	(13,263)	49,114
Minority interest	(18,776)	(28,679)
Interest in earnings of equity accounted affiliates	215	19,836
Net earnings (loss) from continuing operations	(31,824)	40,271
Loss from discontinued operations (note 8)	-	(1,393)
Net earnings (loss) for the period	(31,824)	38,878

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
 (In thousands of Canadian dollars)

	As at November 30,	As at August 31,
	2008	2008
ASSETS
Current Assets
Cash and cash equivalents	62,029	74,988
Accounts receivable	688,973	560,354
Inventory	9,888	10,710
Investment in broadcast rights	299,276	278,149
Future income taxes	41,265	52,712
Other current assets	31,859	36,991
	1,133,290	1,013,904
Other investments	16,623	25,518
Investment in broadcast rights	224,576	191,630
Due from parent and affiliated companies (note 12)	64,868	65,844
Property and equipment	697,230	702,860
Future income taxes	353,320	368,529
Other assets	34,899	38,867
Hedging derivative instruments	166,786	-
Intangible assets	1,723,173	1,757,425
Goodwill	2,310,922	2,324,561
	6,725,687	6,489,138
LIABILITIES
Current Liabilities
Accounts payable	165,258	218,572
Accrued liabilities (note 5)	354,856	305,128
Income taxes payable	47,332	22,722
Broadcast rights payable	178,276	124,751
Deferred revenue	41,304	41,656
Future income taxes	43,097	39,475
Current portion of long-term debt and obligations under capital leases	20,146	16,738
Current portion of hedging derivative instruments	18,785	32,737
Current portion of derivative instruments	104,988	143,821
	974,042	945,600
Long-term debt (note 7)	3,930,263	3,461,942
Hedging derivative instruments	22,624	237,786
Derivative instruments	23,417	12,416
Obligations under capital leases	5,693	7,241
Other long-term liabilities	233,932	226,985
Future income taxes	155,153	167,025
Deferred gain	152,258	171,102
Puttable interest in subsidiary	571,296	545,394
Minority interest	98,437	78,149
	6,167,115	5,853,640
Contingencies (note 14)
SHAREHOLDERS’ EQUITY
Capital stock	438,838	438,838
Contributed surplus	132,953	132,953

Retained earnings	96,774	128,598
Accumulated other comprehensive loss (note 9)	(109,993)	(64,891)
	(13,219)	63,707
	558,572	635,498
	6,725,687	6,489,138
The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)
(In thousands of Canadian dollars)

	For the three months ended
	November 30,	November 30,
	2008	2007
Net earnings (loss) for the period	(31,824)	38,878
Other comprehensive income (loss)
Unrealized foreign currency translation gains on net assets of self-sustaining foreign operations	3,391	457
Change in fair value of hedging derivative instruments designated as cash flow hedges net of tax of $15.8 million (2007 - $7.9 million)	(39,373)	(16,736)
Unrealized loss on available-for-sale investment net of tax of nil (2007 – nil)	(9,120)	(8,370)
Comprehensive income (loss) for the period	(76,926)	14,229

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)
(In thousands of Canadian dollars)

	For the three months ended
	November 30,	November 30,
	2008	2007
Retained earnings - beginning of period	128,598	1,164,370
Net earnings (loss) for the period	(31,824)	38,878
Retained earnings - end of period	96,774	1,203,248

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands of Canadian dollars)

	For the three months ended
	November 30,	November 30,
	2008	2007
		(Revised note 8)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the period	(31,824)	38,878
Net loss from discontinued operations for the period	-	1,393
Items not affecting cash
Amortization	28,646	27,384
Net non-cash interest expense	15,434	4,599
Accretion of long-term liabilities	28,233	23,881
Future income taxes	12,441	8,291
Interest rate and foreign currency swap (gains) losses net of settlements	(37,697)	15,254
Investment gains, losses and write-downs	744	61
Pension expense in excess of (less than) employer contributions	(294)	1,380
Minority interest	18,776	28,679
Earnings from equity accounted affiliates	(215)	(19,836)
Foreign exchange (gains) losses	65,247	(7,899)
Stock based compensation expense (note 11)	1,195	758
	100,686	122,823
Changes in non-cash operating accounts	(103,519)	(146,443)
Cash flows from operating activities of continuing operations	(2,833)	(23,620)
Cash flows from operating activities of discontinued operations	-	(2,158)
Cash flows from operating activities	(2,833)	(25,778)

INVESTING ACTIVITIES
Other investments	(100)	(4,645)
Payment of acquisition costs	-	(25,601)
Proceeds from sale of property and equipment	17	11
Purchase of property and equipment	(28,587)	(27,706)
Advances to parent and affiliated companies	(219)	(1,244)
Investing activities of discontinued operations	-	(228)
	(28,889)	(59,413)
FINANCING ACTIVITIES
Repayment of long-term debt	(2,438)	(1,250)
Advances of revolving facilities, net of financing costs	28,316	58,105
Swap recouponing payments	-	(5,000)
Payments of capital leases	(1,453)	(1,344)
Payment of distributions to minority interest	(2,129)	(790)
	22,296	49,721
Foreign exchange gain (loss) on cash denominated in foreigncurrencies	(3,533)	1,305
Net change in cash and cash equivalents	(12,959)	(34,165)
Cash and cash equivalents – beginning of period	74,988	123,331
Cash and cash equivalents – end of period	62,029	89,166

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008 AND 2007
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

1.           SIGNIFICANT ACCOUNTING POLICIES

Canwest Media Inc. (“the Company”) is a wholly-owned subsidiary of Canwest Global Communications Corp. (“Canwest”). The Company is an international media company with interests in conventional television, specialty television channels, radio, out-of-home advertising, publishing and websites in Canada, Australia, Turkey, and the United States. The Company’s operating segments include television, publishing, radio and out-of-home advertising. The Canadian television segment includes the operations of the Global Television Network, E! Network, TVtropolis and five Canadian specialty television channels. The CW Media television segment includes the operations of CW Investments Co.’s (“CW Media”) 18 Canadian specialty television channels. The Australian television segment includes Ten Network Holdings Limited’s (“Ten Holdings”) Ten Television Network. The Publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers, the National Post and The New Republic, as well as operation of the canada.com web portal and other web-based operations. The Turkey radio segment is comprised of four radio stations: Super FM, Metro FM, Joy FM and Joy Turk FM. The Out-of-home advertising segment includes Eye Corp Pty Limited, an out-of-home advertising operation which is indirectly wholly-owned by Ten Holdings. The Company holds a 57% equity interest in Ten Holdings.

The Company’s television and radio broadcast revenues include advertising revenue from a customer base that is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. In addition, the Company’s specialty television revenues include subscription revenues which are derived from a variety of sources. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of the significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim consolidated financial statements do not include all of the information and disclosures required for annual consolidated financial statements. The accounting policies used in the preparation of these interim consolidated financial statements are the same as those used in the most recent annual consolidated financial statements except for the accounting policy changes disclosed in note 2. These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

Uncertainties and risks

In recent months, many segments of the media industry have experienced declines in advertising revenues reflecting the weakening in the economic environment. At present, the outlook for the advertising market remains uncertain and the weakness in advertising revenues could continue resulting in an increasingly challenging operating environment.

For the three months ended November 30, 2008, the Company reported reduced advertising revenues for its conventional television, radio and publishing operations reflecting deterioration in the economy in the countries in which it operates. In response to current economic conditions, the Company has developed and is implementing a number of initiatives to reduce operating costs and sell or close certain operations.

As described in note 7, the Company has significant debt obligations. These obligations are subject to financial covenants that are based on operating results and the amount of the debt obligations. As at November 30, 2008, the Company was in compliance with its financial covenants. The Company’s ability to maintain compliance with its financial covenants in the future is dependent upon various factors, some of which are outside the control of the Company. Based upon current revenue and expense projections and given the uncertain outlook, the Company may not be able to comply with certain of its existing quarterly financial covenants in fiscal 2009. Failure to maintain financial covenants under any senior credit facility could result in default under that facility, permitting the senior lenders to demand payment of amounts outstanding under the credit facility and related hedging instruments. The demand for payment of a senior credit facility which is not satisfied through payment, waived, postponed or rescinded within certain periods as specified in the related subordinated note indentures would result in a default under such notes. Such event of default would permit holders of such notes to demand payment.

Management believes that progress is being made in implementing the Company’s plans. While there is no assurance as to their outcome or success, the Company continues to aggressively pursue strategies to further reduce operating costs and improve operating results, cash flows and capital structure in order to ensure compliance with covenants.

The Company’s results for fiscal 2009 and future periods are subject to numerous uncertainties. The possibility exists that unforeseen events, such as, higher interest rates, foreign currency changes, prolonged curtailment of advertising spending or other adverse business conditions or a combination of these or other factors may affect fiscal 2009 and future operating results and cash flows. As disclosed in the Company’s financial statements for the year ended August 31, 2008, further write-downs of assets, in particular goodwill and intangible assets may be required as a result of the outcome of these uncertainties.

Investment in broadcast rights

In accordance with its accounting policy, the Company amortizes the broadcast rights over their anticipated period of use. Effective September 1, 2008, CW Media revised the estimated number of showings attributable to its broadcast rights to reflect their planned usage. The effect of this change in estimate for the three months ended November 30, 2008 is not practical to measure.

2.           ACCOUNTING CHANGES

Assessing Going Concern

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to include requirements for management to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events and conditions that may cast significant doubt on the entity’s ability to continue as a going concern. The Company adopted the new standard effective September 1, 2008. The adoption of this section did not impact the unaudited interim consolidated financial statements for the three months ended November 30, 2008.

Inventories

The AcSB issued CICA Handbook Section 3031, “Inventories” which prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory. Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. The Company adopted CICA Handbook Section 3031, as of September 1, 2008 on a retroactive basis without prior period restatement. The adoption of this section did not impact the unaudited interim consolidated financial statement for the three months ended November 30, 2008.

Inventory, consisting primarily of printing materials, is valued at the lower of cost, using the first-in first-out cost formula, and net realizable value. The carrying value of the inventories carried at cost as at November 30, 2008 is $9.9 million (August 31, 2008 - $10.7 million). As at November 30, 2008, nil (2007 – nil) inventories are carried at net realizable value. During the three months ended November 30, 2008, the amount of inventories expensed was $32.4 million (2007 - $31.7 million). The amount of write downs or reversal of write downs for the three months ended November 30, 2008 are nil.

Proposed Accounting Changes

Goodwill and Intangible assets

The AcSB issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA 3064 expands on the criteria for recognition of intangible assets can be recognized. CICA 3064 applies to internally generated intangible assets such as research and development activities and rights under licencing agreements. The section also indicates that expenditures not meeting the recognition criteria of intangible assets are expensed as incurred. The Company plans to, and must, apply this new standard effective September 1, 2009. The Company does not expect the adoption of such standard to have a significant impact.

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, AcSB announced that IFRS will be used for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported in its financial statements for the year ended August 31, 2012. While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.           ACQUISITION AND DIVESTITURE

Acquisition

On August 15, 2007, the Company and Goldman Sachs completed the acquisition of CW Media’s specialty television operations. The acquisition was accounted for using the purchase method. The regulated assets acquired were held in trust from the date of acquisition to December 20, 2007 when conditional approval was received from the Canadian Radio-television and Telecommunications Commission (“CRTC”). The results of operations reflect revenue and expenses of the non-regulated assets since the date of acquisition and the regulated assets from December 21, 2007. The Company’s equity earnings include the net earnings of the regulated assets of the acquired operations from the date of acquisition to December 20, 2007.

The Company has, subject to regulatory approval, committed to combine its Canadian television operations with CW Media’s operations (together the “Combined Operations”) prior to August 2011. In 2011, the Company’s and Goldman Sachs’ economic interest in the Combined Operations will be determined based on a formula which is based on the combined segment operating profit of CW Media and Canwest’s Canadian television operations.

Divestiture

In July 2008, the Company completed the sale of its United Kingdom radio segment (note 8). The Company recorded a disposition of broadcast licences, other assets, and liabilities of $2.0 million, $4.9 million, and $16.5 million, respectively.

4.           INTEREST IN EARNINGS OF EQUITY ACCOUNTED AFFILIATES

Certain operations acquired as part of the purchase of CW Media’s specialty television operations had been placed into trust until the CRTC approval of the change of control of the broadcast licences was obtained on December 20, 2007.

The following sets out condensed financial information for the regulated entities held in trust for the period from September 1, 2007 to November 30, 2007.

Summary condensed statement of earnings

September 1 to November 30, 2007
Revenue	89,123
Operating expenses	53,708
Operating income before amortization	35,415
Amortization	(1,418)
Interest expense, net	(14,086)
Foreign exchange gains	11,962
Provision for income taxes	(8,165)
Interest in earnings of equity accounted affiliates	129
Minority interest	(3,974)
Net earnings of regulated entities	19,863

Summary condensed statement of cash flows
September 1 to November 30, 2007
Cash flows - operating activities	24,736
Cash flows - investing activities	(527)
Cash flows - financing activities	-
Net change in cash	24,209
Cash – beginning of period	18,226
Cash – end of period	42,435

During the three months ended November 30, 2007, the Company recorded interest income of $14.5 million and a foreign exchange loss of $11.5 million related to the inter-company debt. Net earnings of the regulated entities include interest expense of $14.5 million and a foreign exchange gain of $11.5 million related to the inter-company debt. In addition, the Company recovers corporate costs from the regulated entities held in trust and recorded cost recoveries in the amount of $3.0 million. The cost recoveries reduced selling, general and administrative expenses of the Company and are included in operating expenses of the regulated entities.

5.           RESTRUCTURING EXPENSES

The Company is centralizing certain functions including developing four state of the art broadcast centres to support the production needs of its local television stations and enable the transition to high definition. This initiative is expected to be conducted in three phases. Over the period from September 2007 to February 2009, the Company expects to have a net reduction in its workforce of 200 jobs relating to these changes. To date, the Company has accrued $11.7 million related to the first two phases of which $1.7 million was accrued during the three months ended November 30, 2008. The total expected costs associated with these initiatives are $13.7 million.

During the three months ended November 30, 2008, the Company initiated certain cost containment initiatives in its Canadian Broadcast segment, including the restructuring of its news operations at the E! Network. These initiatives resulted in a workforce reduction of 82 positions. During the three months ended November 30, 2008, the Company accrued $5.7 million, the full cost of these initiatives.

In fiscal 2008, the Company’s Publishing segment initiated and completed certain changes in its work flow processes which resulted in the centralization of certain functions. The total cost associated with this initiative of $10.7 million was accrued in fiscal 2008.

During the three months ended November 30, 2008, the Company initiated certain cost containment initiatives in its Publishing segment, which are expected to result in a workforce reduction of 350 positions. These initiatives are expected to be completed by August 31, 2009 with total costs estimated of $18.0 million to $22.0 million. During the three months ended November 30, 2008, the Company accrued costs of $6.1 million related to these initiatives.

In connection with the acquisition of CW Media’s operations in August 2007, the Company accrued termination benefits of $18.6 million. This accrual was set up as part of the purchase equation related to the acquisition of CW Media. During the three months ended November 30, 2008, the Company initiated certain initiatives in its CW Media television segment, which will result in a workforce reduction of 30 positions. These initiatives are expected to be completed by May 31, 2009 with total employee termination costs estimated of $1.0 million. During the three months ended November 30, 2008, the Company accrued costs of $1.0 million related to these initiatives.

During the three months ended November 30, 2008, the Company initiated work force reductions in our Turkey radio segment. The costs of these reductions are estimated to total $0.3 million which has been accrued during the three months ended November 30, 2008.

The restructuring liability, which consists of termination benefits, is summarized by operating segment as follows:

	Publishing	Canadian television	CW Media television		Turkey radio	Total
Balance August 31, 2007	-	-	15,277	(1)	-	15,277
Accrued during the period	10,708	10,007	1,013	(1)	-	21,728
Payments made during the period	(8,332)	(3,919)	(15,351)		-	(27,602)
Balance August 31, 2008	2,376	6,088	939		-	9,403
Accrued during the period	6,114	7,377	1,015		269	14,775
Payments made during the period	(940)	(3,764)	(323)		-	(5,027)
Balance, end of period	7,550	9,701	1,631		269	19,151

(1) The accrual for CW Media in fiscal 2007 was made in connection with the acquisition of CW Media and accordingly was recorded in the purchase equation.

6.           INCOME TAXES

The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	For the three months ended
	November 30,	November 30,
	2008	2007
Income taxes at combined Canadian statutory rate of 31.11% (2007 – 33.17%)	8,082	27,967
Non-taxable portion of capital (gains) losses	10,878	(1,822)
Increase in valuation allowance on future tax assets	10,352	963
Effect of foreign income tax rates differing from Canadian income tax rates	(310)	(3,929)
Change in expected future tax rates	(152)	255
Non-deductible accretion expense	8,058	7,921
Non-deductible expenses	1,071	1,622
Partnership net earnings allocated to minority interests	(589)	(245)
Effect of uncertain tax positions	1,052	900
Effect of partnership earnings from equity accounted affiliates	-	883
Other	798	687
Provision for income taxes	39,240	35,202

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences, which could be significant, will impact the income tax provision in the period in which the determination is made.

7.           LONG-TERM DEBT

	Maturity (fiscal	Principal Outstanding November 30,	As at November 30,	As at August 31,
	year)	2008	2008	2008
		(millions)
Canwest Media Inc.:
Senior secured revolving credit facility(1)	2011	$30	29,961	-
Senior subordinated notes (net of debt issuance costs of $11 million (August 31, 2008 - $11 million))	2012	US$761	996,287	828,755
Canwest Limited Partnership:
Senior secured credit facilities - revolver	2012	$116	116,000	96,000
Senior secured credit facilities - credit C (net of debt issuance costs of $3 million (August 31, 2008 -$3 million))	2012	$265	262,194	262,028
Senior secured credit facilities - credit D (net of debt issuance costs of $5 million (August 31, 2008 - $5 million))	2014	US$459	563,291	483,999
Senior subordinated unsecured credit facility (net of debt issuance costs of $1 million (August 31, 2008 -$1 million))	2015	$75	74,174	74,152
Senior subordinated unsecured notes (net of debt issuance costs of $9 million (August 31, 2008 -$9 million))	2015	US$400	485,988	415,766
CW Media Holdings Inc.:
Senior secured revolving credit facility	2013	$7	7,000	8,000
Senior secured credit facility (net of debt issuance costs of $12 million (August 31, 2008 - $13 million))	2015	US$442	534,452	457,688
Senior unsecured notes including accrued interest (net of debt issuance costs of $9 million (August 31, 2008 -$9 million))	2015	US$329	398,798	329,630
Ten Network Holdings Limited:
Bank loan	2011	A$250	202,400	250,195
Senior unsecured notes	2013	US$125	154,654	132,322
Senior unsecured notes	2016	A$150	121,440	136,470
			3,946,639	3,475,005
Less portion due within one year			(16,376)	(13,063)
Long-term portion			3,930,263	3,461,942

The terms and conditions of the long-term debt are the same as disclosed in the August 31, 2008 audited consolidated financial statements.

(1) In November 2008, the terms of the credit facility were amended, among other things, to reduce the total availability to $300 million and amend certain financial covenant ratios.

Under the CMI senior secured revolving credit facility the Company is required to maintain a fair value of the CMI interest rate swaps and foreign currency and interest rate swap liabilities below a prescribed threshold of $400 million. There are also prescribed thresholds for individual counterparties, which have two-way recouponing provisions. During the three months ended November 30, 2008, the Company made net recouponing payments of nil on both its hedging derivative instruments and derivative instruments (2007 – $5 million and $13 million, respectively). In addition, under the Limited Partnership senior credit facilities, the Limited Partnership is required to maintain a fair value of its foreign currency and interest rate swap liabilities below a prescribed threshold of $250 million.

During the three months ended November 30, 2008 credit ratings of certain of the Company’s counterparties to the foreign currency and interest rate swaps were down graded. The Company does not expect the counterparties to fail to meet their obligations as the counterparties are rated at or greater than A (high).

During the three months ended November 30, 2008, the Company entered into forward foreign exchange contracts, to mitigate a portion of the foreign currency risk associated with the settlement of its derivative instruments, to sell US$130 million for proceeds of $144 million with a settlement date of August 15, 2009. As at November 30, 2008, the fair value of these forward exchange contracts was a $15 million liability. As of November 30, 2008, a $0.01 change in the value of the Canadian dollar against the U.S. dollar would result in a $1.3 million change in the fair value of the forward contracts.

8.           DISCONTINUED OPERATIONS

During July 2008, the Company reached an agreement to sell its United Kingdom radio stations as the Company concluded that the expectations for these assets were not consistent with the Company’s long-term growth strategy. The Company recorded a loss of $7 million on the sale of these stations. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the United Kingdom radio stations were reported within the United Kingdom radio segment. The classification of the United Kingdom radio stations as a discontinued operation increased earnings from continuing operations by $1 million for the three months ended November 30, 2007. Cash flows from operating activities of continuing operations increased by $2 million for the three months ended November 30, 2007.

The loss from discontinued operations are summarized as follows:

For the three months ended November 30,
2007
Revenue	388

Loss from discontinued operations before tax	(1,393)
Income tax expense	-

Loss from discontinued operations	(1,393)

The carrying value of the assets and liabilities related to the discontinued operations was nil as of November 30, 2008 and August 31, 2008.

9.           ACCUMULATED OTHER COMPREHENSIVE LOSS

	Foreign currency translation adjustment	Available for sale investments	Hedging derivative instruments designated as cash flow hedges	Total
Balance, August 31, 2008	(3,032)	-	(61,859)	(64,891)
Other comprehensive income (loss)	3,391	(9,120)	(39,373)	(45,102)
Balance, November 30, 2008	359	(9,120)	(101,232)	(109,993)

The unrealized loss on the available-for-sale investment relates to the decline in fair value.  As at November 30, 2008, the Company has concluded that the loss in value related to the available-for-sale investment was temporary based on its analysis of the financial position of the publicly traded company and its review of recent public disclosures. In addition, the trading value of the investment was periodically above the carrying value of the investment during the period.

The unrealized loss on foreign currency interest rate swaps that will be reclassified to interest expense over the next twelve months is approximately $10.6 million, net of tax of $4.2 million.

During the three months ended November 30, 2008, $255.7 million foreign exchange gains (2007 – $72.6 million losses) were reclassified to net earnings (loss) from accumulated other comprehensive loss, representing foreign exchange gains on the notional amounts of the cash flow hedging derivatives. These amounts were offset by foreign exchange losses recognized on the related U.S. dollar denominated long-term debt. During the three months ended November 30, 2008, nil (2007 – nil) was recorded in net earnings (loss) which represented hedge ineffectiveness associated with cash flow hedging instruments.

During the three months ended November 30, 2008, the Company reclassified $4.4 million (2007 - $0.9 million) from accumulated other comprehensive loss to net earnings (loss). This amount has been recorded as a charge to interest expense and represents the effect of the swaps on the Company’s interest expense.

10.           STOCK BASED COMPENSATION

Share Compensation Plans

The Company utilizes share compensation plans in order to provide employees of the Company and its subsidiaries the opportunity to participate in the growth and development of the Company. The shares referred to are the shares of the Company’s parent, Canwest.

Stock Option Plan

The Regular Options vest over a four year period and expire seven years after issuance. The Market Threshold Options vest on achievement of both four years service and a pre-defined price hurdle of closing prices during their seven year term. The exercise price represents the market trading price on the date on which the options were granted.

On November 18, 2008, Canwest granted 601,300 Regular Options and 355,700 Market Threshold Options to employees. All of these options expire on November 18, 2015 and were granted at an average exercise price of $0.76 per option. On November 6, 2007, Canwest granted 528,900 Regular Options and 353,300 Market Threshold Options to employees. All of these options expire on November 6, 2014 and were granted at an average exercise price of $7.50 per option. The fair value of both the Regular Options and Market Threshold Options granted was estimated using a binomial option pricing model with the assumptions of dividend yield of nil (2007 – nil), an expected volatility of 47% (2007 - 28%), risk free interest rates of 3.1% (2007 - 4.2%) and an expected life of five years (2007 - six years). The total fair value of the Regular Options issued was $0.2 million (2007 - $1.4 million), an average of $0.34 (2007 - $2.61) per option. The total fair value of the Market Threshold Options was $0.1 million (2007 - $0.9 million), an average of $0.33 (2007 - $2.44) per option.

The Company recorded compensation expense for the three months ended November 30, 2008 of $0.5 million (2007 -$0.2 million) related to the Stock Option Plan.

Restricted Share Unit Plan

Eligible participants receive grants of Restricted Share Units (“RSU”), under the RSU Plan, which are settled by the issuance of an equivalent number of shares for nil consideration at the end of the three year term if the attainment of specified performance goals as determined by the Board have been met. Additional RSU’s are granted if Canwest declared dividends prior to the settlement date.

On November 16, 2008, Canwest granted 330,700 restricted share units under the RSU Plan. On November 6, 2007, Canwest granted 305,200 restricted share units under the RSU Plan. The fair value at the time of issuance was $0.76 (2007 - $7.50) per RSU.

The Company recorded compensation expense for the three months ended November 30, 2008 of $0.2 million (2007 -$0.1 million) related to the Restricted Share Unit Plan.

Deferred Share Unit Plan

The Company’s parent, Canwest, utilizes a Deferred Share Unit Plan (“DSU”) as a component of its compensation plan for Directors. Under the DSU Plan, directors may elect to receive their compensation in cash, DSUs or a combination thereof. DSUs are issued at the market trading price of Canwest’s subordinate voting shares on the grant date. DSUs vest immediately and are only redeemable after the participant ceases to be a director. DSUs are redeemable for cash based on the value of Canwest’s subordinate voting shares at the redemption date.

Compensation expense related to the DSU Plan was a recovery of $0.1 million for the three months ended November 30, 2008 (2007 – expense of $0.2 million).

Discontinued Share Compensation Plan

On November 6, 2007, Canwest made a final grant of options under the Discontinued Share Compensation Plan. The options under the Discontinued Share Compensation Plan vest over 5 years and expire in ten years. The Company has recorded compensation expense for the three months ended November 30, 2008 of $0.5 million (2007 - $0.5 million) related to the Discontinued Share Compensation Plan.

For the three months ended November 30, 2008, the Company recorded total compensation expense of $1.1 million (2007 - $1.0 million), with a corresponding credit to Due from parent and affiliated companies related to all its share-based compensation plans.

11.           OTHER LONG-TERM INCENTIVE PLANS

The Company has a long-term incentive plans for eligible Canadian television and CW Media employees, the Broadcast Share Appreciation Rights Plan (“Broadcast SAR Plan”) and the Broadcast RSU Plan.

Broadcast SAR Plan

Eligible participants receive grants of Broadcast SARs which entitle them to participate in the growth in the notional share value of the broadcast operations. Regular share appreciation rights (“Regular SARs”) vest at a rate of 25% per year. Performance threshold share appreciation rights (“Performance Threshold SARs”) vest at a rate of 25% per year if certain EBITDA growth rates, as set by the Board, are met. At the grant date the recipients can opt to have the SARs settled at each vesting date or at the end of the four year term.

On November 16, 2008, the Company issued 66,900 regular SARs and 17,600 Performance Threshold SARs. On November 6, 2007, the Company issued 76,000 regular SARs and 17,600 Performance Threshold SARs. At the time of issuance, the notional share value was $12.76 (2007 -$10.00) per SAR.

In January 2008, the Company approved an issuance of 565,472 Special Performance SARs. At the time of issuance, the notional value was $10.00 per Special Performance SAR. These SARs vest 50% in 2011 and 50% in 2012 if certain EBITDA growth rates are met.

Broadcast RSU Plan

Eligible participants receive grants of Broadcast RSUs which are settled at the end of a three year term provided that specified performance goals or other factors as determined by the Board have been met. The vested RSUs are settled through a cash payment equal to the notional share value at the end of the most recently completed quarter prior to the settlement date times the number of RSUs held.

On November 16, 2008, the Company issued 37,200 Broadcast RSUs. On November 6, 2007, the Company issued 46,000 Broadcast RSUs. The notional share value at the time of issuance was $12.76 (2007 -$10.00) per RSU.

The Company recorded a nominal expense and a financial liability related to these plans.

12.           RELATED PARTY TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	As at	As at
	November 30,	August 31,
	2008	2008
Due from parent, Canwest - non-interest bearing	64,868	65,844
Due from various affiliated companies:
Canwest Entertainment Inc. - non-interest bearing	60,888	60,888
Fireworks Entertainment Inc. - non-interest bearing	360,360	360,360
Provision for loan impairment	(421,248)	(421,248)
Due from parent and affiliated companies	64,868	65,844
These advances have no fixed repayment terms.

The Company has loans due from Fireworks Entertainment Inc. and its parent, Canwest Entertainment Inc., companies controlled by Canwest in the amount of $421.2 million (2007 – $421.2 million). Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004, Canwest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $421.2 million against these loans.

The Company made operating lease payments of $0.8 million to Canwest and affiliated companies for the three months ended November 30, 2008 (2007 - $0.8), which are included in selling, general and administrative expenses. The annual obligations under these operating leases of $0.7 million and $0.4 million continue until August 2010 and May 2018, respectively. In addition, during the three months ended November 30, 2008, the Company has included nil (2007 - $0.3 million) of building development expenses payable to this company.

All related party transactions have been recorded at the exchange amounts, which are representative of market rates.

13.           PENSION, POST RETIREMENT AND POST EMPLOYMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, post retirement and post employment benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Information regarding the components of net periodic benefit cost for our defined benefit plans is presented below:

	For the three months ended November 30
	Pension benefits		Post retirement/employment benefits
	2008	2007	2008	2007
Current service cost	4,399	4,943	590	456
Accrued interest on benefits	7,964	7,661	878	726
Expected return on plan assets	(7,250)	(7,257)	-	-
Amortization of transitional obligation	110	108	76	76
Amortization of past service costs	355	355	169	34
Amortization of net actuarial loss (gain)	430	823	(175)	(28)
Changes in valuation allowance	(9)	(11)	-	-
Total pension and post retirement/employment benefit expense	5,999	6,622	1,538	1,264

14.           CONTINGENCIES

(a)
The Company has requested arbitration related to $78.2 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $113.3 million by the Company. The arbitration hearings have been completed and the decision of the arbitrator is expected early in calendar 2009.

(b)
In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by Canwest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $425 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its defence, the Company denies any liability to the plaintiffs and in its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not currently determinable and the Company intends to vigorously defend this lawsuit.

(c)
 The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not currently determinable.

(d)
The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

15.           SEGMENT INFORMATION

The Company operates primarily within the publishing, television, radio and out-of-home advertising industries in Canada, Australia, Turkey, and United States. Segment information has been retroactively revised to reflect the Company’s current reportable segment structure due to the sale of the United Kingdom radio segment.

Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for intersegment revenues as if the revenues were to third parties.

Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

	For the three months ended November 30,
	Revenue(1)		Segment operating profit
Operating Segments	2008	2007	2008	2007
		(Revised note 8)		(Revised note 8)
Publishing	335,998	361,906	73,077	102,165
Television
Canada(4)	199,915	210,792	31,722	32,250
CW Media	106,099	97,127	44,283	37,132
	306,014	307,919	76,005	69,382
Australia	202,181	242,336	74,384	103,505
Total Television	508,195	550,255	150,389	172,887

Radio - Turkey	3,346	3,564	1,291	1,584

Out-of-home	39,197	42,287	1,295	3,142
Intersegment revenues	(629)	(1,538)	-	-
Corporate and other	-	-	(7,204)	(9,512)
Restructuring expenses	-	-	(14,775)	(11,645)
	886,107	956,474	204,073	258,621
Elimination of equity accounted affiliates(3)	-	(89,123)	-	(35,415)
	886,107	867,351	204,073	223,206
Amortization of intangibles			2,177	2,431
Amortization of property and equipment			26,321	24,731
Other amortization			148	222
Operating income			175,427	195,822
Interest expense			(80,236)	(82,259)
Accretion of long-term liabilities			(28,233)	(23,881)
Interest income			765	16,367
Interest rate and foreign currency swap gains (losses)			26,483	(27,759)
Foreign exchange gains (losses)			(67,485)	6,087
Investment gains, losses and write-downs			(744)	(61)
Earnings before income taxes and other items			25,977	84,316

(1)
Represents revenue from third parties. In addition, the following segments recorded intercompany revenues: Canadian television – $0.1 million (2007 – $0.7 million), Publishing – $0.5 million (2007 – $0.8 million).

(2)	Revenues consist of advertising revenues of $769 million (2007 - $753 million) and circulation and subscriber revenues of $117 million (2007 - $114 million).
(3)	Elimination of the Company’s equity interest in regulated entities of CW Media.
(4)
Revenue in fiscal 2009 includes $5.1 million of retransmission fees related to prior years. The Company has determined this adjustment is not material to the recorded results and accordingly the adjustment has been included in net earnings (loss).